FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [_]  No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 13 - 2006 - Torm's Evaluation of the Company's Assets - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on December 3, 2006.

Exhibit 1
                                                               [GRAPHIC OMITTED]



          TORM'S EVALUATION OF THE COMPANY'S ASSETS

                                                                3 December 2006

          As a consequence of the price increase of the Company's share, the Company has performed its own evaluation of its assets and thereby the Company's Net Asset Value excluding brand and goodwill. In this connection, the Company has found it right to inform about this evaluation. The evaluation is solely an internal calculation and is not confirmed by evaluations from external advisers. The Company underlines that the values and thereby the evaluation can change significantly among other things in case of changes in the market, ship values, share price and currency exchange rates.

          The statement is based on stock prices and currency exchange rates as of 1 December 2006.

          The statement is sought based on well-known methods of assessment for the value of the Company's fleet, purchase options and discounted cash flow as of 1 December 2006 with the exception of the Company's fleet where the market value as of 30 September 2006 is applied. Treasury shares are deducted from the outstanding shares.

          The calculated value is DKK 14,861 million equivalent to DKK 429 per share of DKK 10.

          The statement of the total values can be summarized as follows:




                                                                            USD million     DKK million      DKK per share
              Market value of the fleet                                           2,199          12,291                355
              Shares in Dampskibsselskabet "NORDEN" A/S                             658           3,679                106
              Other shareholdings                                                    28             157                  5
              Purchase options, timecharter agreements and co-operations            402           2,247                 65
              Preliminary cash flow from operating activities in Q4                  28             154                  4
              Working capital and deferred tax end Q3                               -39            -219                 -6
              Net debt end Q3                                                       617           3,447                100
              Total                                                               2,659          14,861                429


          TORM draws the attention to the below mentioned Safe Habor Forward looking statements.

          SAFE HARBOR FORWARD-LOOKING STATEMENTS

          Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

          Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

          Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

Contact   A/S Dampskibsselskabet TORM       Telephone +45 25 26 33 43
          Tuborg Havnevej 18                N. E. Nielsen, Chairman of the Board
          DK-2900 Hellerup - Denmark


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            A/S STEAMSHIP COMPANY TORM
                                            (Registrant)



Dated: December 3, 2006
                                             By: /s/ Klaus Kjaerulff
                                                --------------------------------
                                                 Klaus Kjaerulff
                                                 Chief Executive Officer

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